Filing pursuant to Registration

Statement number 333-261801-04

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A

TRUSTEE PURSUANT TO SECTION 305(b)(2) ☒

COMPUTERSHARE TRUST COMPANY, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

National Banking Association (State of incorporation if not a U.S. national bank)	04-3401714 (I.R.S. Employer Identification Number)

150 Royall Street, Canton, MA (Address of principal executive offices)	02021 (Zip Code)

Scott Olmsted, Vice President

600 S. 4th Street, N9300-070

Minneapolis, MN 55315

612-704-9980

(Name, address and telephone number of agent for services)

GM Financial Automobile Leasing Trust 2023-1

(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	88-6789216 (I.R.S. Employer Identification Number)

c/o Wilmington Trust National Association 1100 Rodney Square North Wilmington DE (Address of principal executive offices)	19801 (Zip Code)

Asset-Backed Notes of GM Financial Automobile Leasing Trust 2023-1

(Title of the indenture securities)

Item 1.	General Information. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

340 Madison Avenue, 4th Floor

New York, NY 10017-2613

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

Item 2.	Affiliations with the obligor. If the obligor is an affiliate of the trustee, describe such affiliation.

None.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 16.	List of exhibits. List below all exhibits filed as a part of this statement of eligibility.

1.          A copy of the articles of association of the trustee.

2.           A copy of the certificate of authority of the trustee to commence business.

3.           A copy of the authorization of the trustee to exercise corporate trust powers. (See exhibits 1 and 2)

4.          A copy of the existing bylaws of the trustee, as now in effect.

5.          Not Applicable.

6.          The consent of the Trustee required by Section 321(b) of the Act.

7.          A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

8.          Not Applicable.

9.          Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, Computershare Trust Company, National Association, a national banking association, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Minneapolis, and State of Minnesota, on the 6th of February, 2023.

COMPUTERSHARE TRUST COMPANY, NATIONAL ASSOCIATION

By:	/s/ Scott Olmsted
Scott Olmsted Vice President